WOODSIDE

RECEIVED

2006 MAR 31 P 1:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 March 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

06012086

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 22 March 2006:
  - Woodside and Kansai Electric sign Heads of Agreement for Pluto LNG

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED

MAR 31 2006

THOMSON FINANCIAL

dw 3/31

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 22 MARCH 2006
10:45AM (WST)

WOODSIDE

MEDIA
HANNAH FITZHARDINGE
W: + 61 8 9348 6507
M: + 61 410 464 491
E: hannah.fitzhardinge@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE AND KANSAI ELECTRIC SIGN HEADS OF AGREEMENT FOR PLUTO LNG

Woodside Energy Ltd. and The Kansai Electric Power Co., Inc, have signed a heads of agreement for the supply of between 1.75 and 2 million tonnes of LNG a year over 15 years from Woodside's 100%-owned Pluto gas field in Western Australia.

The agreement covers supply from the end of 2010, on an ex-ship basis, with an option to extend supply by five years. The heads of agreement provides for Kansai Electric to purchase a 5% equity interest in the Pluto development.

An LNG sales and purchase agreement is expected to be negotiated by the end of 2006 and will be conditional on a final investment decision by Woodside, which is due in the second quarter of 2007.

The President of Kansai Electric, Shosuke Mori, and Woodside's Chief Executive Officer, Don Voelte, signed the agreement in Perth today.

This is the second agreement for Pluto volumes in the past four months.

Mr Voelte said Woodside was delighted to welcome Kansai Electric as a foundation customer for Pluto.

"As one of Japan's major electricity suppliers, Kansai Electric is an ideal customer," Mr Voelte said.

"Woodside and Kansai Electric have enjoyed a long and beneficial relationship through the North West Shelf Venture and we look forward to furthering this relationship through Pluto."

Kansai Electric is one of the largest electric power companies in Japan, with 2005[1] operating revenue exceeding US$22 billion. Kansai Electric has more than 35,000 megawatts of electricity generating capacity, and more than 13 million residential, commercial and industrial customers.

The Pluto LNG development is based on the Pluto discovery, 190km north-west of Karratha in permit WA-350-P. The field was discovered in April 2005.

[1] Japanese Financial Year